UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

    CITIGROUP ALTERNATIVE INVESTMENTS MULTI-ADVISER HEDGE FUND PORTFOLIOS LLC
                       (Name of Subject Company (Issuer))

    CITIGROUP ALTERNATIVE INVESTMENTS MULTI-ADVISER HEDGE FUND PORTFOLIOS LLC
                       (Name of Filing Person(s) (Issuer))

                  UNITS OF LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                                Millie Kim, Esq.
                      Citigroup Alternative Investments LLC
                        399 Park Avenue, Mezzanine Level
                               New York, NY 10043
                                 (212) 559-8580

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                Communications on Behalf of the Filing Person(s))

                                 With a copy to:
                              Paul Schreiber, Esq.
                             Shearman & Sterling LLP
                              599 Lexington Avenue
                               New York, NY 10022
                                 (212) 848-4000

                                 March 28, 2005
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

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
Transaction Valuation:         $29,276,080  (a)        Amount of Filing Fee:            $3,445.79  (b)
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

(a)   Calculated as the estimated aggregate maximum purchase price for Units.

(b)   Calculated at $117.70 per $1,000,000 of the Transaction Valuation.

[  ]  Check the box if any part of the fee is offset as provided by Rule
      0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:
                              -------------------------------------
      Form or Registration No.:
                                -----------------------------------
      Filing Party:
                    -----------------------------------------------
      Date Filed:
                  -------------------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[  ]  third-party tender offer subject to Rule 14d-1.

[X ]  issuer tender offer subject to Rule 13e-4.

[  ]  going-private transaction subject to Rule 13e-3.

[  ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer: [   ]

ITEM 1.  SUMMARY TERM SHEET.

         Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios LLC (the "Company") offers its units of limited liability company interests ("Units") in two, separate series designated as "Multi-Strategy Series M" and "Multi-Strategy Series G" (each, a "Series" and together, the "Series"). The Company is offering to purchase up to 10% of its outstanding Multi-Strategy Series M Units and up to 10% of its outstanding Multi-Strategy Series G Units (the "Offer"), in each case from the Members of the Company holding such Units, at their unaudited Series net asset value per Unit (that is, the value of the relevant Series' assets minus its liabilities, divided by the number of Units of the Series outstanding) determined as of the Valuation Date (as defined below). Members who desire to tender Units for purchase must do so by 12:00 midnight, New York time on Monday, April 25, 2005, unless the Offer is extended. All determinations as to the receipt of notices from Members relating to the tender of Units, including, without limitation, determinations whether to excuse or waive certain variations from relevant procedural requirements, will be in the sole discretion of the Company or its designated agents, and any such determination will be final. The Series net asset value of Units will be calculated for this purpose as of June 30, 2005 or, if the Offer is extended as to a Series, as of the last business day of the second month following the month in which the Offer as to such Series actually expires (in each case, the "Valuation Date"). The Company reserves the right to adjust the Valuation Date as to a Series to correspond with any extension of the Offer as to such Series.

         Members may tender all or some of their Units up to an amount such that they maintain the minimum required Series capital account balance of $25,000 (or any lower amount equal to a Member's initial Series subscription amount net of placement fees) after the purchase of the Units by the Company. If a Member tenders Units and the Company purchases those Units, the Company will issue the Member a non-interest bearing, non-transferable promissory note (the "Note") entitling the Member to receive an amount equal to the value of the Member's Units accepted for purchase by the Company determined as of June 30, 2005 (or, if the Offer is extended, the value determined as of the relevant Valuation
Date) (valued in either case within 10 business days thereafter in accordance with the Company's Limited Liability Company Agreement dated November 7, 2003 and amended as of July 27, 2004 (the "LLC Agreement")). The Note will be held for the Member in the Member's account with an authorized placement agent designated for that purpose and will entitle the Member to receive a payment in cash and/or securities (valued according to the LLC Agreement) equal to the value of the Member's Units accepted for purchase by the Company to be paid to the Member within 30 days after the Valuation Date or, if the relevant Series has requested withdrawals of its capital from any investment funds in order to fund the purchase of Units of that Series, within 10 business days after the Series has received at least 90% of the aggregate amount withdrawn from such investment funds. (Separate Notes will be issued as to each Series such that a Member who tenders Units of both Series that are accepted for purchase by the Company should expect to be issued two such Notes.) Any cash payment on a Note will be wire transferred to the Member's account with his or her authorized placement agent.

         A Member who tenders for purchase only a portion of such Member's Units of a Series will be required to maintain a Series capital account balance equal to at least $25,000 (or any lower amount equal to the Member's initial Series subscription amount net of placement fees). The Company reserves the right to purchase less than the amount the Member tenders if the purchase would cause the Member's capital account for a Series to have less than the required minimum balance. If the Company accepts the tender of the Member's Units, the Company will make payment for Units it purchases from one or more of the following sources: cash on hand, the proceeds of the sale of portfolio securities held by the relevant Series, the withdrawals of capital from the investment funds in which the Series has invested, or by borrowings (which the Company does not presently intend to do).

         Following this Summary Term Sheet is a formal notice of the Company's offer to purchase Units of each of its Series, Multi-Strategy Series M and Multi-Strategy Series G. Members who desire to tender Units for purchase must do so by 12:00 midnight, New York time, Monday, April 25, 2005. Until that time, Members have the right to change their minds and withdraw any tenders of their Units. Units withdrawn prior to Monday, April 25, 2005 may be re-tendered by following the tender procedures before the Offer expires (including any extension period).

         If a Member would like the Company to purchase all or some of its Units, it should complete, sign and either (i) mail (via certified mail return receipt requested) or otherwise deliver a Notice of Intent to Tender to PFPC, Inc. ("PFPC"), the Company's agent designated for this purpose, at P.O. Box 219, Claymont, Delaware 19703, attention: Tender Offer Administrator; or (ii) fax it to PFPC at (302) 791-4018 or (302) 791-3045, so that it is received before 12:00 midnight, New York time, on Monday, April 25, 2005. (Members tendering Units of more than one Series must submit a separate Notice of Intent to Tender for each such Series.) IF THE MEMBER CHOOSES TO FAX THE NOTICE OF INTENT TO TENDER, IT SHOULD MAIL THE ORIGINAL NOTICE OF INTENT TO TENDER TO PFPC PROMPTLY AFTER IT IS FAXED (ALTHOUGH THE ORIGINAL DOES NOT HAVE TO BE RECEIVED BEFORE 12:00 MIDNIGHT, NEW YORK TIME, ON MONDAY, APRIL 25, 2005).

         The value of the Units of either Series may change between February 28, 2005 (the last date prior to the date of this filing as of which Series net asset values were calculated) and June 30, 2005, the date as of which the value of the Units will be determined for purposes of calculating the purchase price. Members desiring to obtain the estimated Series net asset value for their Units, which the Company will calculate from time to time based upon the information the Company receives from the managers of the investment funds in which a Series is invested, may contact PFPC at (800) 305-0816 or P.O. Box 219, Claymont, Delaware 19703, Attention: Tender Offer Administrator, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m., New York time. IMPORTANT NOTE: Any estimated Series net asset value provided by PFPC will be based on information supplied by third parties and is provided to Members for convenience only and not pursuant to any obligation on the part of the Company. Neither the Company nor PFPC can give any assurances as to the accuracy of such information; nor can either give any assurance that the next regularly computed, monthly Series net asset value will not differ (sometimes significantly) from such estimated Series net asset value. Moreover, estimated information cannot be read as superseding any regularly computed, monthly Series net asset value.

         Please note that just as each Member has the right to withdraw its tender, the Company has the right to cancel, amend or postpone this Offer (as to either Series or both) at any time before 12:00 midnight, New York time, on April 25, 2005. Also realize that although the Offer expires on April 25, 2005, a Member who tenders all of its Units of a Series will remain a Member of the Company having a membership interest with respect to such Series through June 30, 2005, the date for which the Series' net asset value of the Member's Units is calculated, notwithstanding the Company's acceptance of the Member's Units for purchase.

ITEM 2.  ISSUER INFORMATION.

         (a) The name of the issuer is Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios LLC. The Company is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company. The principal executive office of the Company is located at 399 Park Avenue, 7th Floor, New York, New York 10043 and the telephone number is (212) 816-4999.

         (b) The securities that are the subject of the Offer are titled "limited liability company interests" in the Company. The Company issues these interests in two, separate Series of Units designated as Multi-Strategy Series M and Multi-Strategy Series G. As used in this Schedule TO, the term "Units" (representing, as the context may require, Units of either or both

Series of the Company) refers to the limited liability company interests in the Company that constitute the class of security that is the subject of this Offer or the limited liability company interests in the Company that are tendered by Members to the Company pursuant to this Offer. As of the close of business on February 28, 2005, the unaudited net asset value of Multi-Strategy Series M was $79,604,335.57 (with an unaudited Series net asset value per Unit of $1,095.04) and the unaudited net asset value of Multi-Strategy Series G was $213,156,468.36 (with an unaudited Series net asset value per Unit of $1,126.45). Subject to the conditions set out in the Offer, the Company will purchase up to 10% of its outstanding Multi-Strategy Series M Units and up to 10% of its outstanding Multi-Strategy Series G Units, in each case that are tendered by Members and not withdrawn as described above in Item 1, subject to any extension of the Offer.

         (c) There is no established trading market for the Units, and any transfer thereof is strictly limited by the terms of the LLC Agreement.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The name of the filing person (i.e., the Company) is Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios LLC. The Company's principal executive office is located at 399 Park Avenue, 7th Floor, New York, New York 10043 and the telephone number is (212) 816-4999. The Managing Member of the Company is AMACAR Partners, Inc. (the "Managing Member"). The principal executive office of the Managing Member is located at 6525 Morrison Boulevard, Suite 318, Charlotte, North Carolina 20211 and the telephone number is (704) 365-0569. The investment adviser of the Company is Citigroup Alternative Investments LLC (the "Adviser"). The principal executive office of the Adviser is located at 399 Park Avenue, 7th Floor, New York, New York 10043 and the telephone number is (212) 559-3190. The Company's Directors are Janet Holmes, Charles Hurty, Steven Krull, David Scudder and David Vogel. Their address is c/o Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios LLC, 399 Park Avenue, 7th Floor, New York, New York 10043 and their telephone number is
(212) 816-4999.

ITEM 4.  TERMS OF THE TENDER OFFER.

         (a) (1) (i) Subject to the conditions set out in the Offer, the Company will purchase up to 10% of its outstanding Multi-Strategy Series M Units and up to 10% of its outstanding Multi-Strategy Series G Units if tendered by Members by 12:00 midnight, New York time, on Monday, April 25, 2005 and not withdrawn as described in Item 4(a)(1)(vi). The initial repurchase deadline of the offer is 12:00 midnight, New York time, on April 25, 2005 (the "Initial Repurchase Deadline"), subject to any extension of the Offer. The later of the Initial Repurchase Deadline or the latest time and date to which the Offer is extended as to a Series is called the "Repurchase Deadline."

         (ii) The purchase price of Units tendered to the Company for purchase will be their Series net asset value as of the close of business on the Valuation Date (June 30, 2005 or, if the Offer is extended as to a Series, the last business day of the month following the second month in which the Offer actually expires). See Item 4(a)(1)(v) below.

         Members may tender all or some of their Units up to an amount such that they maintain the minimum required Series capital account balance of $25,000 (or any lower amount equal to a Member's initial Series subscription amount net of placement fees) after the purchase of the Units by the Company. Each Member who tenders Units that are accepted for purchase will be issued the Note described in Item 1 above (a non-interest bearing, non-transferable promissory note) promptly after the Repurchase Deadline. (Separate Notes will be issued as to each Series.) A Note will entitle the Member to be paid an amount equal to the value, determined as of the Valuation Date within 10 business days thereafter, of the Units tendered by the Member and accepted for purchase by the Company. This amount will be the value of the Units being purchased determined as of the Valuation Date and will be based upon the value of the relevant Series' net assets as of that date, after giving effect to all allocations to be made as of that date. Payment of this amount will be made within 30 days after the Valuation Date or, if the relevant Series has requested withdrawals of its capital from any investment funds in order to fund the purchase of Units of that Series, no later than 10 business days after the Series has received at least 90% of the aggregate amount withdrawn from such investment funds.

         Although the Company has retained the option to pay all or a portion of the purchase price by distributing securities, the purchase price will be paid entirely in cash except in the unlikely event that Citigroup Alternative Investments LLC, acting as the Company's administrator, determines (with respect to each Series independently) that the distribution of securities is necessary to avoid or mitigate any material adverse effect of the Offer on the Company, the relevant Series or on the Members not tendering their Units.

         A Member who tenders for purchase only a portion of such Member's Units will be required to maintain a Series capital account balance equal to at least $25,000 (or any lower amount equal to the Member's initial Series subscription amount net of placement fees).

         (iii) Members who desire to tender Units for purchase must do so prior to the Repurchase Deadline, currently scheduled to be 12:00 midnight, New York time, Monday, April 25, 2005.

         (iv) Not applicable.

         (v) The Company reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending (as to either Series or both) by notifying Members of such extension. If the Company elects to extend the tender period, for the purpose of determining the purchase price for tendered Units, the Series net asset value with respect to such Units will be determined as of the close of business on the last business day of the second month after the month in which the Offer actually expires. During any such extension, all Units previously tendered and not withdrawn will remain subject to the Offer. The Company also reserves the right, at any time and from time to time, up to and including the Repurchase Deadline, to (again, as to either Series or both): (A) cancel the Offer in the circumstances set out in Section 8 of the Offer and in the event of such cancellation, not to purchase or pay for any Units tendered pursuant to the Offer; (B) amend the Offer; and (C) postpone the acceptance of Units. If the Company determines to amend the Offer or to postpone the acceptance of Units tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

         (vi) Units may be withdrawn by the tendering Member at any time before the Repurchase Deadline.

         (vii) Members wishing to tender Units pursuant to the Offer should send or deliver a completed and executed Notice of Intent to Tender to PFPC, the Company's agent designated for this purpose, to the attention of Tender Offer Administrator, at the address set out on the first page of the Notice of Intent to Tender, or fax a completed and executed Notice of Intent to Tender to PFPC, also to the attention of Tender Offer Administrator, at either of the fax numbers set out on the first page of the Notice of Intent to Tender. The completed and executed Notice of Intent to Tender must be received by PFPC, either by mail or by fax, no later than 12:00 midnight, New York time, on Monday, April 25, 2005. The Company recommends that all documents be submitted to PFPC by certified mail, return receipt requested, or by facsimile transmission. A Member choosing to fax a Notice of Intent to Tender must also send or deliver the original completed and executed Notice of Intent to Tender to PFPC promptly thereafter. (Members tendering Units of more than one Series must submit a separate Notice of Intent to Tender for each such Series.)

         Any Member tendering Units pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by PFPC at the address or fax number set out on the first page of the Notice of Intent to Tender. A form to use to give notice of withdrawal of a tender is available by calling PFPC at the telephone numbers indicated on the first page of the Notice of Intent to Tender. (A separate notice of withdrawal must be provided as to each Series, if applicable.) Units tendered and properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, subsequent to the withdrawal of tendered Units, Units may be tendered again prior to the relevant Repurchase Deadline by following the procedures described above.

         (viii) For purposes of the Offer, the Company will be deemed to have accepted (and thereby purchased) Units that are tendered as, if and when it gives notice to the tendering Member of its election to purchase such Units.

         (ix) If more than 10% of its Multi-Strategy Series M Units or more than 10% of its Multi-Strategy Series G Units are duly tendered to the Company (and not withdrawn) prior to the Repurchase Deadline, the Company will in its sole discretion as to such Series either: (A) accept the additional Units permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended; (B) extend the Offer, if necessary, and increase the amount of Units that the Company is offering to purchase to an amount it believes sufficient to accommodate the excess Units tendered as well as any Units tendered during the extended Offer; or (C) accept a portion of the Units tendered on or before the Repurchase Deadline for payment on a pro rata basis based on the aggregate Series net asset value of tendered Units. The Offer (as to either Series or both) may be extended, amended or canceled in various other circumstances described in Item 4(a)(1)(v) above.

         (x) The purchase of Units pursuant to the Offer will have the effect of increasing the proportionate interest in a Series of Members who do not tender their Units of that Series. Members who retain their Units may be subject to increased risks that may possibly result from the reduction in the Series' net assets resulting from payment for the Units tendered.

These risks include the potential for greater volatility due to decreased diversification. However, the Company believes that this result is unlikely given the nature of the Company's investment program and the limited number of Units expected to be tendered for each Series. A reduction in the net assets of a Series (and thereby the Company as a whole) may result in Members who do not tender Units bearing higher costs to the extent that certain expenses borne by the Company and each Series are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Units are made from time to time.

         (xi) Not applicable.

         (xii) The following discussion is a general summary of the federal income tax consequences of the purchase of Units by the Company from Members pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Units by the Company pursuant to the Offer.

         In general, a Member from whom Units are purchased by the Company will be treated as receiving a distribution from the Company with respect to the relevant Series of Units. Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member's then adjusted tax basis in such Member's Units of that Series. A Member's tax basis in such Member's remaining Units of the Series will be reduced (but not below zero) by the amount of consideration received by the Member from the Company in connection with the purchase of Units of the Series. A Member's tax basis in such Member's Units of a Series generally will be adjusted for Series income, gain, deduction or loss allocated (for federal income tax purposes) to such Member for periods prior to the purchase of the Units by the Company. Cash distributed to a Member in excess of the adjusted tax basis of such Member's Units generally is taxable as a capital gain (provided that the Units are held as capital assets for federal income tax purposes) except that the gain will be treated as ordinary income to the extent (if any) of the Member's allocable share of certain ordinary assets of the Company. For Members who will have held their Units for less than the long-term capital gain period of one year, any such gain recognized by a Member will be treated as short-term capital gain. A Member all of whose Units in a Series are purchased by the Company may recognize a loss, but only to the extent that the amount of consideration received from the Company is less than the Member's then adjusted tax basis in such Member's Units of the Series.

         (a) (2) Not applicable.

         (b) Any Units to be purchased from any officer, director or affiliate of the Company will be on the same terms and conditions as any other purchase of Units.

ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         The Company's prospectus dated December 15, 2004 (the "Prospectus") and the LLC Agreement provide that the Company's board of directors (the "Board of Directors") has the discretion to determine (on a Series-by-Series basis) whether the Company will purchase

Units from Members from time to time pursuant to written tenders. The Prospectus also states that the Adviser expects to recommend to the Board of Directors (again, on a Series-by-Series basis) that the Company purchase Units from Members quarterly each year on the last business day of March, June, September, and December. The Company has offered to purchase Units of both Series from the Members on a regular basis, commencing June 30, 2003. The Company is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (i) the Company, the Managing Member, the Adviser or the Board of Directors or any person controlling the Company or controlling the Managing Member, the Adviser or the Board of Directors; and (ii) any other person, with respect to the Units. The LLC Agreement further provides that a Series shall be dissolved if the Units of that Series held by any Member that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender all Units of the Series held by such Member for purchase by the Company have not been purchased within a period of two years of the request (whether in a single purchase offer or multiple consecutive offers within the two-year period). A Member who intends to cause a Series to be so dissolved must so indicate in a separate, written dissolution request submitted to the Company within the applicable two-year period.

ITEM 6.  PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

         (a) The purpose of the Offer is to provide liquidity to Members who hold Units as contemplated by and in accordance with the procedures set out in the Prospectus and the LLC Agreement.

         (b) Units that are tendered to the Company in connection with the Offer will be retired, although the Company may issue additional Units as to either Series in accordance with the Prospectus. The Company currently expects that it will accept subscriptions for Units as of the first business day of each calendar month, but is under no obligation to do so, and may do so more or less frequently as determined by Citigroup Alternative Investments LLC (acting pursuant to administrative authority delegated by the Board of Directors).

         (c) Neither the Company, the Managing Member, the Adviser nor the Board of Directors has any plans or proposals that relate to or would result in: (1) the acquisition by any person of Units (other than the Company's intention to accept subscriptions for Units on the first business day of each calendar month and from time to time as described in paragraph (b) above), or the disposition of Units (other than through periodic purchase offers by the Company, including this Offer); (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or a Series; (3) any material change in the present distribution policy or indebtedness or capitalization of the Company or a Series; (4) any change in the present Board of Directors or in the management of the Company including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Directors, or to fill any existing vacancy on the Board of Directors or to change any material term of the employment contract of any executive officer; (5) a purchase, sale or transfer of a material amount of assets of the Company or a Series (other than as may be necessary or appropriate to fund all or a portion of the purchase price for Units acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Company or a Series); (6) any other material change in the Company's corporate structure or business, including any plans or proposals to make any changes in a Series' investment policies, for which a vote would be required by Section 13 of the 1940 Act (other than certain matters likely to result in a change in each Series' tax status; each currently is taxable as a partnership for federal tax purposes, and a proposal has been presented for each to elect corporate tax treatment under Subchapter M of the Internal Revenue Code; additional details regarding these matters will be provided to Members at least 30 days prior to the effective date of any such change in tax status); or (7) any changes in the LLC Agreement or other governing instruments or other actions that could impede the acquisition of control of the Company. Because Units are not traded in any market, Subsections
(6), (7) and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Company.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The Company expects that the amount offered for the purchase of Units acquired pursuant to the Offer, which will not exceed 10% of its outstanding Units (and therefore 20% of Series net assets) with respect to Multi-Strategy Series M Units or more than 10% of its outstanding Units (and therefore 10% of Series net assets) with respect to Multi-Strategy Series G Units (unless the Company elects to purchase a greater amount as to either Series or both), will be derived from one or more of the following sources: (i) cash on hand; (ii) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the relevant Series; and (iii) possibly borrowings, as described in paragraph (d) below. The Company will segregate with its custodian (on a Series-by-Series basis), cash, liquid securities or interests in investment funds that a Series has requested to be withdrawn (or any combination of them) equal to the value of the amount estimated to be paid under the Notes described above.

         (b) There are no material conditions to the financing of the transaction. There are no alternative financing plans or arrangements for the transaction.

         (c) Not applicable.

         (d) Neither the Company, the Managing Member, the Adviser nor the Board of Directors has determined at this time to borrow funds to purchase Units tendered in connection with the Offer. However, depending on the dollar amount of Units tendered and prevailing general economic and market conditions, the Company, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase price for Units (as to either Series or both), subject to compliance with applicable law. If the Company funds any portion of the purchase price in that manner, it will deposit assets to serve as collateral for any amounts so borrowed, in a special custody account with its custodian established for that purpose for the relevant Series. If the Company were to fail to repay any such amounts, the lender would be entitled to satisfy the Company's obligations with respect to the relevant Series from the collateral deposited in the special custody account for that Series. The Company expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Company with respect to the relevant Series by existing or new Members of such Series, withdrawal of the Series' capital from the investment funds in which it invests, or from proceeds of the sale of securities and portfolio assets held by the Series.

ITEM 8.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Based on February 28, 2005 Series net asset values, the following persons (the named individuals are the Company's Directors) own Units equal in value to the following amounts, shown separately with respect to each Series:

                                               Approximate Percentage of
                         Multi-Strategy             Multi-Strategy
    Person               Series M Units          Series M's Net Capital
    ------               --------------        -------------------------

--------------------------------------------------------------------------------
Managing Member                 $0                      0%
--------------------------------------------------------------------------------
Adviser                         $0                      0%
--------------------------------------------------------------------------------
Janet Holmes                    $0                      0%
--------------------------------------------------------------------------------
Charles Hurty                   $0                      0%
--------------------------------------------------------------------------------
Steven Krull                    $0                      0%
--------------------------------------------------------------------------------
David Scudder                   $0                      0%
--------------------------------------------------------------------------------
David Vogel                     $0                      0%
--------------------------------------------------------------------------------
Citigroup FOF LLC        $21,900,838.19               27.51%
399 Park Avenue
7th Floor
New York, NY 10043
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                               Approximate Percentage of
                         Multi-Strategy             Multi-Strategy
    Person               Series G Units          Series G's Net Capital
    ------               --------------        -------------------------

--------------------------------------------------------------------------------
Managing Member                 $0                      0%
--------------------------------------------------------------------------------
Adviser                         $0                      0%
--------------------------------------------------------------------------------
Janet Holmes                    $0                      0%
--------------------------------------------------------------------------------
Charles Hurty                   $0                      0%
--------------------------------------------------------------------------------
Steven Krull                    $0                      0%
--------------------------------------------------------------------------------
David Scudder                   $0                      0%
--------------------------------------------------------------------------------
David Vogel(1)            $250,032.05                 .12%
--------------------------------------------------------------------------------
Citicorp Funding Inc.(2) $1,808,602.16                .85%
--------------------------------------------------------------------------------
Citigroup FOF LLC       $22,528,952.55               10.57%
399 Park Avenue
7th Floor
New York, NY 10043
--------------------------------------------------------------------------------

         Citigroup FOF LLC is a wholly owned direct subsidiary of Citigroup, Inc., the indirect parent company of the Adviser, and is the vehicle by which affiliates of the Adviser provided sponsorship capital with respect to each Series of the Company. Citicorp Funding Inc.

_____________________________

1        Mr. Vogel's Units were acquired on or about March 1, 2005.

2 Senior executives of the Adviser, including Janet Holmes, may be deemed under a deferred compensation program benefiting those executives to have an indirect interest in the Units of Series G held by Citicorp Funding Inc.

is a direct subsidiary of Citicorp Banking Corporation, an indirect subsidiary of Citigroup, Inc. Neither Citigroup FOF LLC nor Citicorp Funding Inc. is required to maintain its investment in either Series and may participate in the Offer as to either or both Series on the same terms as other Members.

         Other than as listed above, no person controlling the Company, the Managing Member or the Adviser nor any associate or majority-owned subsidiary of such person owns (directly or indirectly) Units of either Series of the Company. Unless otherwise noted, addresses for each of the persons listed above are provided in Item 3.

         (b) Other than the issuance of Units by the Company in the ordinary course of business, there have been no transactions involving Units that were effected during the past 60 days by the Company, the Managing Member, the Adviser, any member of the Board of Directors or any person controlling the Company, the Managing Member or the Adviser.

ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

         No persons have been directly or indirectly employed or retained or are to be compensated by the Company to make solicitations or recommendations in connection with the Offer.

ITEM 10. FINANCIAL STATEMENTS.

         a. (1) While the Company does not file its annual report under Sections 13 or 15(d) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 30d-1 under the 1940 Act, it prepared and furnished its audited financial statements for the fiscal year ended March 31, 2004 to its Members within 60 days following such fiscal year end. Pursuant to Rule 30b2-1 under the 1940 Act, the Company filed such audited financial statements with the Securities and Exchange Commission on or about May 30, 2004. Those audited financial statements are incorporated herein by reference. In addition, reference is made to the unaudited financial statements of the Company for the semi-annual period from April 1, 2004 to September 30, 2004, which are being furnished herewith as Exhibit G and are incorporated herein by reference.

         (b) The Company is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended. The Company does not have shares, and consequently does not have earnings per share information.

               (1) Not applicable.

               (2) The Company does not have shares, and consequently does not have book value per share information.

         (c) Each Series' net assets will be reduced by the amount paid by the Company to purchase Units of such Series. Thus, a Series' income relative to assets may be affected by the Offer. The Company does not have shares and consequently does not have earnings or book value per share information.

ITEM 11. ADDITIONAL INFORMATION.

         (a) (1) None.

               (2) None.

               (3) Not applicable.

               (4) Not applicable.

               (5) None.

         (b) None.

ITEM 12. EXHIBITS.

         Reference is hereby made to the following exhibits which collectively constitute the Offer to Members and are incorporated herein by reference:

               A. Cover Letter to Offer to Purchase and Notice of Intent to Tender.

               B.    Offer to Purchase (with financial statements enclosed).

               C.    Form of Notice of Intent to Tender.

               D.    Form of Notice of Withdrawal of Tender.

               E. Forms of Letters to Members in connection with the Company's acceptance of tenders of Units.

               F.    Form of Promissory Note.

               G. Unaudited Financial Statements of the Company (for each of Multi-Strategy Series M and Multi-Strategy Series G) for the semi-annual period ended September 30, 2004.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

                                        CITIGROUP ALTERNATIVE INVESTMENTS
                                        MULTI-ADVISER HEDGE FUND PORTFOLIOS LLC


                                        By: /s/ David Vogel
                                           ---------------------------------
                                           Name:  David Vogel
                                           Title: President and Director


 March 28, 2005

                                  EXHIBIT INDEX

EXHIBIT

A.  Cover Letter to Offer to Purchase and Notice of Intent to Tender.

B.  Offer to Purchase (with financial statements enclosed).

C.  Form of Notice of Intent to Tender.

D.  Form of Notice of Withdrawal of Tender.

E. Forms of Letters to Members in connection with the Company's acceptance of tenders of Units.

F.  Form of Promissory Note.

G. Unaudited Financial Statements of the Company (for each of Multi-Strategy Series M and Multi-Strategy Series G) for the semi-annual period ended September 30, 2004.